

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

November 24, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Ralph Claussner
President and Chief Executive Officer
Northern Explorations Ltd.
470 Granville Street, Suite 1120
Vancouver, British Columbia, Canada V6C 1V5

> **Re:** **Northern Explorations Ltd.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed November 3, 2008**
> **File No. 333-125068**
>
> **Form 10-KSB for the fiscal year ended March 31, 2008**
> **Filed June 24, 2008**
> **File No. 333-125068**

Dear Mr. Claussner:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Proxy Statement on Schedule 14C</u>

1. We are unable to approve the distribution of your proxy materials filed on Schedule 14C until you have addressed the comment below regarding your annual report filed on Form 10-KSB for the fiscal year ended March 31, 2008.

<u>Form 10-KSB for the fiscal year ended March 31, 2008</u>

<u>Financial Disclosure Controls and Procedures, page 32</u>

2. We note that your annual report for the fiscal year ended March 31, 2008 did not include the management's report on internal control over financial reporting pursuant to Item 308T(a) of Regulation S-K. Further, we note that you provided the disclosure required pursuant to Item 308T(b) of Regulation S-K regarding changes in internal controls over financial reporting. Non-accelerated filers are required to provide management's report on internal control over financial reporting on an annual report for its fiscal year ending on or after December 15, 2007, but before December 15, 2009. See Note to Item 308T. Please amend your annual report to include the disclosure required pursuant to Item 308T(a) of Regulation S-K.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Douglas Brown
        Diane Dalmy (303) 988-6954